VIA EDGAR

June 30, 2022

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Thomson Reuters Corporation

TR Finance LLC

Thomson Reuters Applications Inc.

Thomson Reuters (Tax & Accounting) Inc.

West Publishing Corporation

Registration Statement on Form F-10/F-3

File Nos. 333-265525, 333-265541, 333-265541-01, 333-265541-02 and 333-265541-03

To Whom It May Concern:

On behalf of Thomson Reuters Corporation, a corporation incorporated in the Province of Ontario, Canada, TR Finance LLC, a Delaware limited liability company, Thomson Reuters Applications Inc., a corporation incorporated under the laws of the State of Delaware, Thomson Reuters (Tax & Accounting) Inc., a corporation incorporated under the laws of the State of Texas, and West Publishing Corporation, a corporation incorporated under the laws of the State of Minnesota (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the final base shelf prospectus contained in the Registrants’ Registration Statement on Form F-10/F-3 (File Nos. 333-265525, 333-265541, 333-265541-01, 333-265541-02 and 333-265541-03). I hereby request that the U.S. Securities and Exchange Commission declare the Registration Statement effective as of 4:30 p.m., New York time, on July 5, 2022, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP at cbornhorst@torys.com or (212) 880-6047.

Sincerely,

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Assistant Secretary

TR FINANCE LLC

By:	/s/ Linda J. Walker
Name: Linda J. Walker
Title: Chief Financial Officer

THOMSON REUTERS APPLICATIONS INC.

By:	/s/ Linda J. Walker
Name: Linda J. Walker
Title: Senior Vice President & Assistant Secretary

THOMSON REUTERS (TAX & ACCOUNTING) INC.

By:	/s/ Linda J. Walker
Name: Linda J. Walker
Title: Vice President & Assistant Secretary

WEST PUBLISHING CORPORATION

By:	/s/ Linda J. Walker
Name: Linda J. Walker
Title: Senior Vice President & Assistant Secretary

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

TR Finance LLC

Thomson Reuters Corporation

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated June 29, 2022 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

June 30, 2022

Winnie Sanjoto

Winnie Sanjoto
Acting Director, Corporate Finance Branch

SEDAR Project # 3398317, 3398314